    Exhibit 1.01

Conflict Minerals Report of Leidos Holdings, Inc.
for the reporting period from January 1 to December 31, 2022

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules.

This report for the reporting period from January 1 to December 31, 2022, is presented by Leidos Holdings, Inc. (“Leidos,” or “we,” “us” or “our”) pursuant to Rule 13p-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended. The Rule was adopted by the SEC as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to implement reporting and disclosure requirements related to the cassiterite, columbite-tantalite, gold, wolframite and their derivatives, tin, tantalum and tungsten (“3TG Minerals”) necessary to the functionality or production of products manufactured by registrants.

Leidos is a technology, engineering, and science company that provides services and solutions in the defense, intelligence, civil and health markets, both domestically and internationally. Being a solutions provider occasionally requires the development of one-of-a-kind products or components under customer-funded contracts. Typically, our products consist of special-purpose products for government customers produced in low numbers. Substantially all of our products are assembled from widely available component parts. We provide sensor systems, intelligence processing systems and communications/dissemination systems for the United States government for air, ground and maritime applications. We also provide information technology systems for a variety of commercial and government customers.  However, in some cases, we produce standard products for customers. We deliver and deploy radiation detection systems, radiation sensor panels, VACIS® cargo and vehicle inspection systems, hand-held, mobile and airborne spectroscopy systems and advanced air particle detector systems for customers in the security industry.

Reasonable Country of Origin Inquiry

We do not directly source minerals from smelters, refiners or mines, nor do we have direct knowledge of the country of origin and chain of custody of our 3TG Minerals or whether our 3TG Minerals have directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”). Our supply chain is complex, and there are many intermediaries between us and the mine. As a result, our ability to identify the origin and chain of custody of our 3TG Minerals and determine whether they directly or indirectly financed or benefited armed groups in any Covered Country (the “Conflict Status”) is limited. Therefore, we rely on our direct vendors and suppliers for information relating to the 3TG Minerals in the parts and materials we source from them, who in turn often similarly rely on their own vendors and suppliers as they too are far removed from the actual source of any 3TG Minerals.

With respect to the 3TG Minerals necessary to the functionality or production of products manufactured by us or contracted by us to be manufactured, we conducted in good faith a country of origin inquiry that we believe was reasonably designed to determine whether any of our 3TG Minerals originated in the Covered Countries or were from recycled or scrap sources. For a description of our country of origin inquiry, please see the discussion below of the measures we took to exercise due diligence (of which such inquiry was a part).

To the extent we determined that our 3TG Minerals originated (or may have originated) in the Covered Countries and may not have been from recycled or scrap sources, we exercised the required due diligence but were unable to determine whether they financed or benefited armed groups.

Design of Due Diligence Measures

To better manage our supply chain and facilitate the identification of 3TG Minerals origin, chain of custody and Conflict Status due diligence and disclosure required by the SEC, we established management systems and due diligence procedures (our “3TG Minerals Due Diligence Process”) based on guidance from the Organisation for Economic Co-operation and Development’s OECD Due Diligence Guidance for Responsible Supply Chains of

Minerals from Conflict-affected and High-Risk Areas. The design of our 3TG Minerals Due Diligence Process included the following:

•Adopting a 3TG minerals policy and a Supplier Code of Conduct, which are available on our website at www.leidos.com.
•Analyzing contract data and revenue recognition methodology to identify contracts and programs in which we manufactured or contracted to manufacture a product, and developing a list of vendors and suppliers associated with each program and contract.

•Sending surveys to various vendors and suppliers inquiring whether 3TG minerals were used in the provided parts and materials and, if so, the source of any such parts and materials. The surveys were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the “EICC-GeSI”) Conflict Minerals Reporting Template.

•Sending follow-up survey questionnaires to each vendor/supplier that indicated they had supplied materials containing 3TG Minerals to better understand their process in determining that the minerals did not originate in any of the Covered Countries.

•Assessing and managing the conflict risk identified through the process outlined above.

•Providing a mechanism for vendors and suppliers to communicate their concerns with respect to our 3TG Mineral Due Diligence Process.

•Publicly reporting the results of our due diligence through this Report and accompanying Form SD, which are filed with the SEC and made available on our website at www.leidos.com.

Due Diligence Measures Taken

We undertook the following due diligence measures during the 2022 reporting period:

•We sought representations from each of our vendors and suppliers to determine the status of 3TG Minerals used in the supplied materials and the source of any 3TG Minerals identified.

•Through these efforts, we received information from vendors and suppliers representing a substantial portion of the 3TG Minerals supplied directly to us or contained in products that we contracted to be manufactured by third parties.

•We analyzed the responses for completeness and internal consistency and made follow-up inquiries intended to resolve any deficiencies we identified.

•We relied on representations from vendors and suppliers that we considered reasonable.

•We considered warning signs or other circumstances that, in our view, indicated the responses were unreliable or that the 3TG Minerals (i) came from a Covered Country and (ii) were not from recycled or scrap sources.

•Due to our position in the supply chain, we do not conduct or commission independent third-party audits of smelters or refiners and rely on independent, third-party audits conducted by the Conflict-Free Sourcing Initiative ("CSFI") as necessary. We compared the smelter and refinery information provided by our vendors and suppliers with the data made available by the CSFI concerning the country of origin of the 3TG Minerals processed by those facilities and their Conflict Status.

Diligence Results

With respect to each of our products, despite the implementation of the 3TG Minerals Due Diligence Process outlined above, we either (i) were unable to obtain sufficient information to identify the country of origin of the 3TG

Minerals contained in the product, or (ii) were unable to determine whether a product’s 3TG Minerals originated from one of the Covered Countries directly or indirectly financed armed conflict.

Other Steps

We have taken, or will undertake, the following steps since the period covered by this Report to mitigate the risk that our 3TG Minerals financed or benefited armed groups in the Covered Countries:

•Continue to make our vendors and suppliers aware of our policy on 3TG Minerals;

•Continue to communicate our expectations and information requirements to suppliers within our 3TG Mineral supply chain;

•Continue to encourage suppliers to implement responsible sourcing procedures and to source from conformant smelters and refiners; and

•Attempt to increase the response rate of our vendors and suppliers to our information requests.

We will maintain our efforts to address the ongoing issue of 3TG Minerals in the global supply chain by endeavoring to employ best practices in the design and implementation of our 3TG Minerals Due Diligence Process.